UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated December 30, 2019

Item 1

Millicom files standard form for notification of major holdings

Luxembourg, December 30, 2019 – Millicom International Cellular SA (“Millicom”) announced today the CSSF regulatory filing of the form:

•	ANNEX A: Standard form for notification of major holdings (attachment)

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Manager +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st, 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 50 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

ANNEX A: Standard form for notification of major holdings

Form to be used for the purposes of notifying a change in major holdings pursuant to the amended law and Grand-ducal Regulation of 11 January 2008 on transparency requirements for issuers (referred to as “the Transparency Law” and “the Transparency Regulation”)

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the CSSF)[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:
Millicom International Cellular S.A.
2. Reason for the notification (please tick the appropriate box or boxes):
☒ An acquisition or disposal of voting rights ☐ An acquisition or disposal of financial instruments ☐ An event changing the breakdown of voting rights ☐ Other (please specify)iii:
3. Details of person subject to the notification obligationiv:
Name:	City and country of registered office (if applicable):
Swedbank Robur Fonder AB, (556198-0128)	Sundbyberg, Sweden
4. Full name of shareholder(s) (if different from 3.)[v]:
5. Date on which the threshold was crossed or reachedvi:	20/12/2019
6. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 7.A)	% of voting rights through financial instruments (total of 7.B.1 + 7.B.2)	Total of both in % (7.A + 7.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.19	0.00	5.19	101,739,217
Position of previous notification (if applicable)	0.00	0.00	0.00
Blue fields are calculated automatically. Red fields are mandatory.

7. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art. 8 of the Transparency Law)	Indirect (Art. 9 of the Transparency Law)	Direct (Art. 8 of the Transparency Law)	Indirect (Art. 9 of the Transparency Law)
SE0001174970	5,276,526	0	5.19	0.00

SUBTOTAL A (Direct & Indirect)	5,276,526		5.19
Blue fields are calculated automatically. Red fields are mandatory.

B 1: Financial Instruments according to Art. 12(1)(a) of the Transparency Law
Type of financial instrument	Expiration date[x]:	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

		SUBTOTAL B.1	0	0.00
Blue fields are calculated automatically. Red fields are mandatory.

B 2: Financial Instruments with similar economic effect according to Art. 12(1)(b) of the Transparency Law
Type of financial instrument	Expiration date[x]:	Exercise/ Conversion Periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL B.2	0	0.00
Blue fields are calculated automatically. Red fields are mandatory.

8. Information in relation to the person subject to the notification obligation:

(please tick the applicable box)

☒ Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

☐ Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please provide a separate organisational chart in case of a complex structure):

N°	Namexv	% of voting rights held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments held by ultimate controlling person or entity or held directly by any subsidiary if it equals or is higher than the notifiable threshold	Total of both	Directly Controlled by (use number(s) from 1st column)
0.00
0.00
0.00
0.00
0.00
Blue fields are calculated automatically. Red fields are mandatory.

9. In case of proxy voting: The proxy holder named will cease to hold % and number of voting rights as of .

10. Additional informationxvi:

Done at:	Stockholm, Sweden	on	27/12/2019

Notes

i Please note that national forms may vary due to specific national legislation (Article 3(1a) of Directive 2004/109/EC) as for instance the applicable thresholds or information regarding capital holdings.

ii Full name of the legal entity and further specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity).

iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert.

iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Article 9 (b) to (h) of the Transparency Law; or (c) the holder of financial instruments referred to in Article 12(1) of the Transparency Law.

As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert.

In relation to the transactions referred to in points (b) to (h) of Article 9 of the Transparency Law, the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 9 of that Law, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 9 of that Law, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 9 of that Law, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 9 of that Law, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 8, under letters (a) to (d) of Article 9 of that Law or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 9 of that Law, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 9 of that Law, the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 9 of that Law, the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies).

v Applicable in the cases provided for in Article 9 (b) to (h) of the Transparency Law. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 9 of that Law unless the percentage of voting rights held by the shareholder is lower than the 5% threshold for the disclosure of voting rights holdings (e.g. identification of funds managed by management companies).

vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended.

viii If the holding has fallen below the 5% threshold, please note that it is not necessary to disclose the extent of the holding, only that the new holding is below that threshold.

ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank.

x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date].

xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Article 12(2) of the Transparency Law).

xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies.

xiv The full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity also has to be presented in the cases in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification as only then the market always gets the full picture of the group holdings. In case of multiple chains through which the voting rights and/or financial instruments are effectively held the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.). Numbers shall be attributed to all persons or entities within the group in column 1 in order to allow a clear indication of the control structure in column 6. The names of all undertakings of the control chain shall be provided in column 2, even if the number of the directly held voting rights and/or financial instruments is not equal or higher than the notifiable threshold. Columns 3 & 4 shall indicate the holdings of those persons or entities directly holding the voting rights and/or financial instruments if the holding is equal or higher than the notifiable threshold.

xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespectively whether the controlled undertakings cross or reach the lowest applicable threshold themselves.

xvi Example: Correction of a previous notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: January 2, 2020